Exhibit 99.1

THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT IS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Result of General Meeting

At the General Meeting of the Company held at 10.00 a.m. on 20 February 2020 at the offices of Orrick, Herrington & Sutcliffe (UK) LLP, 107 Cheapside, London, EC2V 6DN, the resolutions to seek additional authorities to issue shares and to disapply pre-emption rights were duly passed.

The results of the proxy voting will be available shortly on the Company’s website, www.tizianalifesciences.com.

The person who arranged for the release of this announcement was Tiziano Lazzaretti, Chief Financial Officer.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to milciclib, the Company is also developing foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody known to the company in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as non-alcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For further enquiries:

Tiziana Life Sciences plc
Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)	+44 (0)20 7213 0883
Liam Murray / Jo Turner

Shore Capital (Broker)	+44 (0)20 7408 4050
Antonio Bossi/Fiona Conroy